                      [letterhead of Intracel Corporation]


                                  March 3, 1999



VIA EDGAR AND FACSIMILE

Mr. Jeffrey P. Riedler
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        Re: Intracel Corporation
            Request to Withdraw Registration Statement on Form S-1, as amended. File No. 333-58819

Ladies and Gentlemen:

        Intracel Corporation, a Delaware corporation (the "Company"), hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw from registration the Registration Statement on Form S-1, as amended (File No. 333-58819) (the "Registration Statement"), originally filed by the Company with the Securities and Exchange Commission (the "Commission") on July 9, 1998, and thereafter amended. This application has been filed because there was less investor interest than required to complete the offering successfully. In addition, while the Company and its underwriters circulated preliminary prospectuses in connection with the proposed offering of the common stock, the Registration Statement was not declared effective by the Commission and no shares of common stock were sold pursuant to the Registration Statement.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

        Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

        If you have any questions regarding this request for withdrawal, please contact Allen L. Weingarten or Gregory R. Carney of Morrison & Foerster LLP, counsel for the Company, at (212) 468-8063 and (212) 468-8151, respectively.

                          Sincerely,

                          INTRACEL CORPORATION

                          By:    /s/  Simon R. McKenzie
                                 -------------------------------
                                 Simon R. McKenzie
                                 President and Chief Executive Officer


cc: John L. Krug, Esq.
    Allen L. Weingarten, Esq.
    Gregory R. Carney, Esq.